File No. 70-8821


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


SOUTHERN COMPANY SERVICES, INC.                    GULF POWER COMPANY
    64 Perimeter Center East                      500 Bayfront Parkway
     Atlanta, Georgia 30346                     Pensacola, Florida 32501

     ALABAMA POWER COMPANY                     MISSISSIPPI POWER COMPANY
     600 North 18th Street                          2992 West Beach
   Birmingham, Alabama 35291                  Gulfport, Mississippi 39501

     GEORGIA POWER COMPANY                SAVANNAH ELECTRIC AND POWER COMPANY
   333 Piedmont Avenue, N.E.                      600 Bay Street East
     Atlanta, Georgia 30308                     Savannah, Georgia 31401

       (Name of company or companies filing this statement and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

   Tommy Chisholm, Secretary             Warren E. Tate, Secretary and Treasurer
Southern Company Services, Inc.                     Gulf Power Company
   270 Peachtree Street, N.W.                      500 Bayfront Parkway
     Atlanta, Georgia 30303                      Pensacola, Florida 32501

                                           Michael W. Southern, Vice President,
Art P. Beattie, Vice President,                 Secretary, Treasurer and
    Secretary and Treasurer                      Chief Financial Officer
     Alabama Power Company                      Mississippi Power Company
     600 North 18th Street                           2992 West Beach
   Birmingham, Alabama 35291                   Gulfport, Mississippi 39501

                                             Kirby R. Willis, Vice President,
Judy M. Anderson, Vice President          Treasurer and Chief Financial Officer
    and Corporate Secretary                 Savannah Electric and Power Company
     Georgia Power Company                         600 Bay Street East
   333 Piedmont Avenue, N.E.                     Savannah, Georgia 31401
     Atlanta, Georgia 30308

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

      W.L. Westbrook                           John D. McLanahan, Esq.
 Financial Vice President                        Troutman Sanders LLP
   The Southern Company                       600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                            Suite 5200
  Atlanta, Georgia 30303                     Atlanta, Georgia 30308-2216

     The Application or Declaration, as heretofore amended and restated by Amendment No. 2, is now further amended in the following respects:

     1. The final sentence in the next to last paragraph of Item 1.2 of said Amendment No. 2 is amended and restated in its entirety to read as follows:

         "The Applicants represent that they will not, without the further order of the Commission, (i) seek to broker or market other energy commodities to any customer except in conjunction with making electricity sales, (ii) make any sales of such other energy commodities to customers located outside the United States, or (iii) invest in any assets the ownership of which would result in any Operating Company becoming a "gas utility company," as defined under the Act. In addition, the Applicants represent that they will not make any sales of natural gas to retail customers in any State unless authorized or permitted to make such sales under applicable State laws or regulations.1"


     2. The first paragraph of Item 3 - Applicable Statutory Provisions, is amended by adding the following additional sentences thereto:

         "It is the Applicants' understanding that the staff of the Division of Investment Management does not believe that the Commission has jurisdiction over power marketing activities by domestic electric utility subsidiaries of a registered holding company (or by a service company as agent therefor) if such activities are confined to transactions taking place within the United States. Accordingly, the Applicants represent that, without first obtaining the approval of the Commission, they will not engage in power marketing activities in transactions outside the United States."

_______________

1    See SEI  Holdings,  Inc.,  Holding Co. Act Rel.  No. 26581  (September  26,
     1996), p. 6.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  November 7, 1996                   SOUTHERN COMPANY SERVICES, INC.


                                           By:  /s/Wayne Boston________________
                                               Wayne Boston
                                               Assistant Secretary


                                           ALABAMA POWER COMPANY


                                           By:  /s/Wayne Boston________________
                                               Wayne Boston
                                               Assistant Secretary


                                           GEORGIA POWER COMPANY


                                           By:  /s/Wayne Boston________________
                                               Wayne Boston
                                               Assistant Secretary


                                           GULF POWER COMPANY


                                           By:  /s/Wayne Boston________________
                                               Wayne Boston
                                               Assistant Secretary

                       (Signatures continued on next page)

                                           MISSISSIPPI POWER COMPANY


                                           By:  /s/Wayne Boston________________
                                               Wayne Boston
                                               Assistant Secretary


                                           SAVANNAH ELECTRIC AND POWER COMPANY


                                           By:  /s/Wayne Boston________________
                                               Wayne Boston
                                               Assistant Secretary